UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

METROPOLITAN HEALTH NETWORKS, INC.

(Exact name of Registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation)	65-0635748 (I.R.S. Employer Identification No.)

250 Australian Avenue South, Suite 400
West Palm Beach, Fl. 33401
(Address of principal executive offices, including zip code)

(561) 805-8500
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock, $0.001 par value	Pacific Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act registration file number to which this form relates (if applicable):001-32361

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

     This Amendment Amends and Restates the Form 8-A Registration Statement filed March 4, 2005 relating to the common stock, par value $0.001 per share (the “Common Stock”), of Metropolitan Health Networks, Inc., a Florida corporation (the “Registrant”) which is currently registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the American Stock Exchange under the symbol “MDF.” The Common Stock is also to be listed on the Pacific Exchange under the symbol “MDF.” Listing on the Pacific Exchange is expected to commence Monday, March 7, 2005.

     As of December 31, 2004, the Registrant had 80,000,000 shares of Common Stock authorized for issuance, with 48,004,262 shares issued and outstanding.

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. A plurality of votes cast at a shareholders’ meeting is sufficient to elect directors. Questions brought before any meeting of shareholders are generally decided by the vote of the holders of a majority in voting power of the stock represented at the shareholders’ meeting and entitled to vote on the matter.

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of the Registrant’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for any preferred stock having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to Common Stock.

     The Registrant also has 10,000,000 shares of preferred stock, par value $0.001, authorized for issuance with such designation, rights and preferences, as may be determined from time to time by the Board of Directors (the “Preferred Stock”). Accordingly, the Board of Directors is empowered, without shareholder approval, to designate and issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

     The Registrant has designated a Series A class of the Preferred Stock and a Series B class of the Preferred Stock. The Registrant has designated 30,000 shares of the Preferred Stock as Series A Preferred Stock. There are currently 5,000 Series A preferred shares issued and outstanding. Each share of Series A Preferred Stock has a stated value of $100 and pays dividends equal to 10% of the stated value per annum. In the event of any liquidation, dissolution or winding up of the Registrant, holders of the Series A Preferred Stock are entitled to receive a liquidating distribution before any distribution may be made to holders of the Common Stock and any other series of the Preferred Stock, including Series B. Each share of Series A Preferred Stock is convertible into shares of Common Stock at the option of the holder at the lesser of 85% of (1) the average closing bid price of the common stock for the ten trading days immediately preceding the conversion or (2) $6.00. The Registrant has the right to deny conversion of the Series A Preferred Stock, at which time the holder shall be entitled to receive additional cumulative dividends at 5% per annum in addition to the initial dividend rate of 10% per annum.

     The Registrant has designated 7,000 shares of the Preferred Stock as Series B Preferred Stock, with a stated value of $1,000 per share. There are currently no Series B preferred shares outstanding. Holders of the Series B Preferred Stock are entitled to receive, whether declared or not, cumulative dividends equal to 5% per annum. Each share of Series B Preferred Stock is convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the stated value by the lesser of the market price, as defined in the Articles or $4.00. In the event of any liquidation, dissolution or winding up of the Registrant, holders of the Series B Preferred Stock are entitled to receive a liquidating distribution before any distribution may be made to holders of the Common Stock.

Item 2. Exhibits.

The following exhibits are filed as a part of this Amendment No. 1:

Exhibit Number	Exhibit Title/Description

4.1	Articles of Incorporation of the Registrant, as amended(1)

4.2	Amended and Restated Bylaws of the Registrant (2)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A filed with the Securities Exchange Commission on November 19, 2004 (No. 001-32361).

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities Exchange Commission on September 30, 2004 (No. 000-28456).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 4, 2005

METROPOLITAN HEALTH NETWORKS, INC.
By:	/s/ Roberto L. Palenzuela
	Name:	Roberto L. Palenzuela
	Title:	General Counsel & Secretary

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